SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Advent/Claymore Enhanced Growth & Income Fund
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00765E104
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,340,954
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,340,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,340,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used in this Schedule 13D/A are calculated based upon 13,603,025 Shares outstanding as of April 28, 2017 as disclosed in the Standstill Agreement (as defined in Item 4).

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,340,954
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,340,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,340,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D/A are calculated based upon 13,603,025 Shares outstanding as of April 28, 2017 as disclosed in the Standstill Agreement.

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2016 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on January 11, 2017 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on May 2, 2017 (“Amendment No. 2”), and Amendment No. 3 filed with the SEC on May 4, 2017 (“Amendment No. 3,” and together with this Amendment No. 4, Amendment No. 1, Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock, $0.001 per share (the “Shares”), of Advent/Claymore Enhanced Growth & Income Fund (the “Issuer”). This Amendment No. 4 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 12, 2017, the Reporting Persons entered into an amendment to the Standstill Agreement (the “Standstill Agreement Amendment No. 1”) with the Issuer whereby the parties agreed to amend and restate certain terms of Standstill Agreement related to the Tender Offer, such that (i) the consideration for the Tender Offer will be in cash and (ii) the Tender Offer will be completed on or before August 15, 2017 or else the Standstill Agreement will immediately terminate. The foregoing summary of the Standstill Agreement Amendment No. 1 is qualified in its entirety by reference to the full text of the Standstill Agreement No. 1, which is attached hereto as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, the Reporting Persons are party to the Standstill Agreement Amendment No. 1, which is attached as Exhibit 3 to this Amendment No. 4 and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 3:	Standstill Agreement Amendment No. 1, dated as of May 12, 2017.

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2017

SABA CAPITAL Management, L.P.

/s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 3

Standstill Agreement Amendment No. 1

Amendment No. 1 (the “Amendment”), dated as of May 12, 2017, to that certain Agreement, dated April 28, 2017 (including the exhibits thereto, the “Agreement”), by and among Saba Capital Management, L.P. (“Saba”) and Advent/Claymore Enhanced Growth & Income Fund (the “Trust”) (the Trust, together with Saba, the “Parties,” and each individually a “Party”).

The Parties hereby agree to amend the Agreement as follows:

1.       Paragraph 1.1(a) of the Agreement shall be deleted in its entirety and replaced with the following:

“The Trust shall commence, as soon as commercially practicable but no later than June 16, 2017, a tender offer to purchase 32.5% (the “Maximum Amount”) of its outstanding common shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) shareholders shall have the opportunity to tender some or all of their common shares at a price equal to 98% of the Trust’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next day the NAV is calculated after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next day the NAV is calculated after the day to which the Tender Offer is extended, (ii) the Trust shall purchase common shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of common shares are properly tendered and not properly withdrawn, (iii) the consideration to be paid by the Trust for common shares under the Tender Offer shall consist solely of cash, and (iv) if less than the Maximum Amount of common shares have been properly tendered and not withdrawn, then the Trust shall only be obligated to purchase such amount of shares.

2.       Paragraph 4.1 of the Agreement shall be deleted in its entirety and replaced with the following:

“If the Trust fails to complete the Tender Offer on or before August 15, 2017, this Agreement shall immediately terminate and be of no further force or effect.”

3.       For the avoidance of doubt, the Parties agree that, subject to the Trust completing the Tender Offer on such terms as described in this Amendment, in no event shall the failure by the Trust to complete a tender offer on such terms as were originally specified in the Agreement, prior to giving effect to this Amendment, constitute a breach of the Agreement.

4.       Saba and the Trust agrees that, no later than one (1) business day following the execution of this Amendment, (i) the Trust will issue a press release announcing the entrance into and terms of this Amendment in substantially the form attached as Exhibit A hereto (the “Amendment Press Release”). Saba shall promptly prepare and file an amendment to its Schedule 13D filed with the SEC reporting its entry into this Amendment (which will not contain any statement inconsistent with the Amendment Press Release) and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Trust.

5.       Capitalized terms used herein but not defined herein shall have the respective meanings given to such terms in the Agreement.

6.       Except as expressly modified herein, the Agreement shall remain in full force and effect as originally executed.

[Signatures appear on next page]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

ADVENT/CLAYMORE ENHANCE GROWTH &
INCOME FUND

By:	/s/ Edward C. Delk
	Name:	Edward C. Delk
	Title:	Secretary

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/Muqu Karim
	Name:	Muqu Karim
	Title:	Authorized Person